Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Nine Months Ended May 31, 2005

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the nine month period ended May 31, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the Corporation’s audited financial statements for the year ended August 31, 2004(the“Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

July 28, 2005.

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp. “the Company” is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, an Internet payment system and other related products. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable products in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants, and stock options in the aggregate amount of $20,859,961 since inception. The Corporation intends to continue to finance its operations through the issuance of equity until it generates sufficient revenues from the Horsepower® World Pool system, and the SafeSpending® Anonymous Internet Payment system.

The Corporation is focused on five strategic objectives: strengthening the management complement, finishing the software development of the Horsepower® World Pool system, obtaining requisite legal approvals in the appropriate jurisdictions, marketing this product to licensed pari-mutuel wagering establishments, and starting the software development of the SafeSpending® Anonymous Internet Payment system.

During the quarter ended May 31, 2005 the Corporation appointed the positions of Chief Financial Officer, and President, and its subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. appointed a Vice-President Operations. Subsequent to May 31 the Corporation has appointed a Vice-President Corporate

Development, and a Vice-President Administration. Horsepower Broadcasting Network (HBN) International Ltd. renewed the appointment of its Chief Technical Officer.

The Horsepower® World Pool software is designed to interface with the pari-mutuel tote systems which comprise the infrastructure at each location. The software has been tested with a simulated interface and the last phase of development is to program an interface with an actual tote system and test it in real time. This experience requires the cooperation of a tote company and Sungold is working towards making such an arrangement. At the same time the Corporation must obtain requisite legal approvals for any jurisdiction within which it wishes to broadcast the game and these processes have been initiated, but both the foregoing requirements are outside of the direct control of the Corporation, so it is not possible to set a completion date specifically. It is the Corporation’s expectation and objective to satisfy these requirements by the end of October.

The company’s marketing efforts are a continuous process in North America and abroad. In keeping with its world wide concept, the company recently made a one year agreement with an industry consulting agency in Ireland, Allan Wienrib and Associates, to represent it in Ireland, the U.K., France, South Africa and Israel. This marketing effort will include the aspect of selling advertising spots on the Horsepower® World Pool display. The advertising effort is the responsibility of the Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc.

The Corporation’s subsidiary, SafeSpending Inc. has renewed interest in completing the SafeSpending® Anonymous Internet Payment system, and in July 2005 arranged contracts with the inventors for them to assist in completing the development of the product. The product is a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit cards and personal information on the Internet. Furthermore, very large segments of potential consumers are excluded from e-Commerce because they are ineligible for credit due to bad credit history, or age. SafeSpending Inc. is going to pursue this market by implementing a superior anonymous payment system, rather than credit or debit cards or money orders. This should address many of the consumer’s privacy concerns while engaging in e-Commerce.

Safespending Inc. is going to start recruiting individuals in the industry to ensure that proper research and development will be in keeping with the business schedule. The business agenda going forward will be guided by a program to address the critical implementation of the requisite technological components, the national and international marketing strategy required to achieve industry awareness, and where necessary, forming strategic alliances with business, financial, and technical entities required to achieve the company’s goals.

The Corporation’s principal capital expenditures consist of the following: There are no outstanding purchase commitments at this time.

  The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent, trademarks and worldwide license;

  The rights, title and all intellectual property rights to the Safespending® Anonymous Internet Payment System;

  Certain computer hardware and software for scaleable operation of multi-user wagering systems; and

  Investment in research and development related to pari-mutuel wagering systems and online payment processing systems.

RESULTS OF OPERATIONS

Quarter Ended May 31, 2005 Compared to May 31, 2004

Net Loss

The Corporation had no revenue from operations during the periods ended May 31, 2005 and 2004. The Corporation had a net loss of $273,000 for the quarter ended May 31, 2005 or $0.0024 per share compared to a net loss of $359,425 for the same quarter in 2004 or $0.0040 per share.

Expenses

Expenses were reduced during the quarter ended May 31, 2005: $273,000 compared to $359,425 for the same quarter in 2004. The Corporation is attempting to limit expenses to those considered essential or beneficial to its success. Year to date operating expenses for the nine months ended May 31, 2005 were $795,151 compared to $972,802 for the corresponding period in the prior year, a reduction of slightly more than 18%, but the total loss was larger at $1,423,397 because of the $628,246 write down of pre-development costs previously reported in the second quarter.

Financing Requirements

During the quarter ended May 31, 2005, the Corporation issued 3,838,260 private placement units for $292,416 to pay for consulting fees, to related parties of $61,200 unrelated consultants of $55,420 and provide working capital of $175,796. The Corporation will require further financing to continue its business operations. The Corporation anticipates that any future financing will be achieved by sales of additional shares of its common stock. Anticipated sales of additional shares of common stock will result in dilution to the Corporation’s current stockholders.

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from operation of its products exceed the operating expenses.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended May 31, 2005.

	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	156,380	281,246	-	238,916	359,425	310,946	302,431	791,094
Stock based compensation	116,620	-	-	-	-	-	-	51,922
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	628,246	-	-	-	-	-	2,017,420
Loss - Canadian GAAP	273,000	909,492	240,904	238,916	359,425	310,946	302,431	2,808,514
Deferred development costs	62,389	2,990	208,478	34,135	10,000	18,777	200	(2,014,428)
Foreign exchange adjustment – US GAAP	(7,396)	23,599	24	584	238	(2,649)	1,875	(598)

	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Loss – US GAAP	327,993	936,081	449,406	273,635	369,663	327,074	304,506	793,488
Loss per share - Canadian GAAP	0.0024	0.0083	0.0023	0.0026	0.0040	0.0036	0.0036	0.0414
Loss per share - US GAAP	0.0029	0.0086	0.0043	0.0030	0.0042	0.0038	0.0036	0.0117
Weighted average number of shares	114,983,870	109,464,749	104,614,740	92,239,057	89,877,514	87,098,256	85,414,191	67,894,398
Total Assets	1,047,653	1,026,480	1,661,926	1,592,034	1,328,945	1,346,180	1,395,177	1,418,406
Total long-term financial liabilities	19,977	-	-	-	-	-	11,713	17,253
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)	The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy in the near future. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

During the period that ended May 31, 2005, the Corporation had a net working capital deficiency of $5,986 and Cash and GST receivable of $128,206 as compared to a working capital deficiency of $252,862 and cash of $51,685 during the same period in 2004.

During the third quarter, the Corporation made agreements with the warrant holders to cancel all warrants issued prior to May 1, 2005 in consideration for a payment to the Estate of Kim N. Hart of $31,177 which has been recorded as a reduction of Contributed Surplus, and the payment was made in June 2005.

The Corporation has a planned operating budget of $300,000 for the remainder of the fiscal year ending August 31, 2005. The Corporation currently does not have sufficient funds to finance its operations through the fiscal year ending August 31, 2005, and will be required to raise additional funds through equity financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity. From June 1, 2005 to date, the company has raised $59,397 from the sale of 675,800 Treasury shares, and received a GST refund of $24,166.

OFF BALANCE SHEET ARRANGEMENTS

As of July 28, 2005, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended May 31, 2005, the Corporation paid $191,269 (2004 $386,686) in consulting fees to directors and officers, and awarded 700,000 shares to officers, having a fair value of $61,200 (2004 – Nil).

All fees paid to Consultants whether related parties or not are categorized as Consulting fees, and grouped with Professional fees in the expenses, with no distinction as to the nature of the consulting, whether it be general, technical or marketing. Until the end of this quarter the Corporation had no full time employees and relied on professional consultants under contract. Subsequent to this third quarter the Corporation has made employment contracts, in June for the position of President and CEO of its subsidiary, Horsepower Broadcasting Network (HBN) International Ltd., and in July for the combined position of Vice President Corporate Development of Sungold International Holdings Corp., and President and CEO of the subsidiary SafeSpending Inc.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s existing accounting policies since the date of the Annual Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, accounts receivable, and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 117,502,500 common shares issued and outstanding as of July 28, 2005.

SUBSEQUENT EVENTS

In addition to the management and consulting appointments made after May 31st and the appointment of an industry consulting agency in Ireland, referred to earlier in the Overview section of this report, the Corporation’s subsidiary, Horsepower Broadcasting Network(HBN) International Ltd. announced the signing of a letter of intent with TRAXCO Inc., a subsidiary of Treasure Bay V.I. Corp. in order to be considered as an Authorized Racetrack Affiliate for a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool at their U.S. Virgin Island facilities on the Island of St. Croix.. The definitive five year exclusive licensing agreement will be subject to all mandatory legal approvals.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has entered into five year exclusive license agreements with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately US$250,000 (CDN$300,000) to meet its current operating budget for the remainder of its fiscal year ending August 31, 2005. The Corporation has not yet secured this required financing, but management is confident and believes it will meet its operating budget requirements in the last quarter of its fiscal year through August 31, 2005. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

There Is A Limited Market For the Corporation’s Common Stock. If A Market For The Corporation’s Common Stock Is Developed, Then The Stock Price May Be Volatile

The Corporation’s common stock is traded on the OTC Bulletin Board. However, there is a limited market for the Corporation’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Corporation anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Further, companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2004 the Corporation had an accumulated deficit of $18,629,484 which increased to $20,052,881 as at May 31, 2005 (May 31, 2004 - $18,390,568) The Corporation continues to incur operating losses, including losses of $1,211,718 during the fiscal year ended August 31, 2004. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending® system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.